Vt 3/26/04

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

3-25-04

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04016257

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 24 2004 WASH. D.C. 158 SECTION PROCESSING

SEC FILE NUMBER
8- 51958

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
KBC Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

125 West 55th Street
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 01 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, ___ASPESLAGH LUC swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of KBC SECURITIES INC. as of 31 DECEMBER 2003 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

XXXXXXXXXXXX

Signature

DIRECTOR

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Statement regarding SEC Rule 15c3-3.
- ☐ (p) Supplementary report of Independent Auditors on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Authenticated by Mr. Carl Ockerman
Notary in Brussels (Belgium),
for legalization / certification of
the signature of M Aspeslagh Luc
Set on this document.
Brussels, 17th of march 2004


Carl OCKERMAN
Geassocieerd Notaris te Brussel
EENDRACHT MAAKT MACHT

STATEMENT OF NET ASSETS IN LIQUIDATION

KBC Securities Inc.
(in liquidation)
(A wholly-owned subsidiary of KBC Securities N.V. Brussels)

Year ended December 31, 2003
with Report Independent Auditors

KBC Securities Inc.
(in liquidation)
(A wholly-owned subsidiary KBC Securities N.V. Brussels)

Statement of Net Assets in Liquidation

Year ended December 31, 2003

Contents

Ernst & Young

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

The Board of Directors of
KBC Securities Inc.

We have audited the accompanying statement of net assets in liquidation of KBC Securities Inc. (the "Company") as of December 31, 2003. This statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of net assets in liquidation based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets in liquidation is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets in liquidation. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of net assets in liquidation presentation. We believe that our audit of the statement of net assets in liquidation provides a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Parent company approved a plan of liquidation on February 4, 2004, and the Company commenced liquidation shortly thereafter. As a result, the Company has changed its basis of accounting from the going-concern basis to a liquidation basis. Accordingly, the carrying values of the remaining assets as of December 31, 2003, are presented at the estimated realizable values and the liabilities are presented at estimated settlement amounts.

In our opinion, the statement of net assets in liquidation referred to above present fairly, in all material respects, the financial position of KBC Securities Inc. at December 31, 2003, in conformity with accounting principles generally accepted in the United States applied on the basis described in the preceding paragraph.

Ernst & Young LLP
Ernst + Young LLP

March 1, 2004

KBC Securities Inc.
(in liquidation)
(A wholly-owned subsidiary of KBC Securities N.V. Brussels)

Statement of Net Assets in Liquidation

December 31, 2003

Assets	
Cash and cash equivalents	$ 3,157,345
Commissions receivable from Parent	155,654
Other assets	5,800
Total assets	3,318,799
Liabilities and stockholder's equity	
Liabilities:	
Due to parent	2,099,647
Accounts payable and accrued expenses	397,867
Total liabilities	2,497,514
Net Assets	$ 821,285
Net assets represented by stockholder's equity	$ 821,285

See accompanying notes to statement of net assets in liquidation.

KBC Securities Inc.
(in liquidation)
(A wholly-owned subsidiary of KBC Securities N.V. Brussels)

Notes to Statement of Net Assets in Liquidation

December 31, 2003

1. Organization and Nature of Operations

KBC Securities Inc. (the "Company") is a wholly-owned subsidiary of KBC Securities N.V. Brussels ("the Parent"). The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company, incorporated on May 18, 1999 under the laws of the State of Delaware, conducts business from its office in New York City. The Company obtained approval of its membership application and began operations in February 2000.

The Company is engaged in brokerage related activities, primarily acting as agent for U.S. institutional customers in the purchase and sale of foreign equity securities. All equity securities transactions are cleared through the Parent, a clearing broker. These trades are settled on a delivery versus payment basis.

On February 4, 2004, the Parent, in conjunction with the Board of Directors, approved a plan of dissolution of the Company and began the necessary steps of winding up the affairs of the Company. All trading activity is expected to cease in April 2004 at which point the Company will officially withdraw its broker-dealer license with the NASD. Accordingly, the Company changed its basis of accounting from the going-concern basis to the liquidation basis. The liquidation basis of accounting requires that the remaining assets at December 31, 2003 be presented at estimated net realizable values and all liabilities be presented at estimated settlement amounts.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all cash and highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company complies with SFAS No. 109 "Accounting for Income Taxes," which requires an asset and liability approach to financial reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established to reduce the deferred tax assets when, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Foreign Currency Transactions

Foreign currency transactions (principally commissions earned) are translated at the rates in effect during the period. Assets and liabilities denominated in foreign currency are translated into U.S. dollars at the rate of exchange prevailing at the close of business at the statement of financial condition date.

Depreciation and Amortization

Depreciation is provided for furniture and equipment on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the life of the respective lease or the improvement.

Use of Estimates

The preparation of the statement of net assets in liquidation in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the statement of net assets in liquidation and accompanying notes. Management believes that the estimates utilized in preparing its statement of net assets in liquidation are reasonable and prudent. Actual results could differ from those estimates.

Notes to Statement of Net Assets in Liquidation (continued)

3. Related Party Transactions

The Parent collects all commissions earned by the Company and pays all of the Company's expenses. Due to Parent on the Statement of Net Assets in Liquidation represents the amounts paid for current and prior years expenses, net of commissions collected. Commissions' receivable represents amounts that have been invoiced but not yet collected by the Parent.

Included in accounts payable and accrued expenses in the statement of net assets in liquidation is approximately $135,000 due to an affiliate for various services provided the Company pursuant to a service-level and lease agreement.

4. Concentration of Credit Risk

At December 31, 2003 the Company's cash and cash equivalents were held at two major financial institutions.